Selected Financial Information

                                                                         Years ended June 30
                                                ----------------------------------------------------------------------------------
                                                        1999             1998              1997             1996              1995
                                                ----------------------------------------------------------------------------------
(in thousands, except per share amounts)
Income Statement Data:
Net sales                                           $216,101         $223,254          $224,733         $194,638          $180,252
Cost of sales                                        200,622          214,453           213,733          190,173           159,149
                                                    --------         --------          --------         --------          --------

   Gross profit                                       15,479            8,801            11,000            4,465            21,103
Selling, general and
   administrative
   expenses                                           11,908           11,363             9,169            9,001            10,553
Other operating income (expense)                         136              100               370              159             (107)
                                                    --------         --------          --------         --------          --------
   Income (Loss) from
      operations                                       3,707           (2,462)            2,201           (4,377)           10,443
Other income (Loss), net                                 350              658               618            1,309            (4,225)
Interest expense                                      (1,959)          (1,887)           (2,604)          (2,556)             (606)
                                                    --------         ---------         ---------        ---------         --------
   Income (Loss) before
      income taxes                                     2,098           (3,691)              215           (5,624)            5,612
Provision (Credit)
   for income taxes                                      828           (1,455)               84           (2,218)            2,273
                                                    --------         ---------         --------         ---------         --------
Net income (loss)                                   $  1,270         $ (2,236)          $   131         $ (3,406)         $  3,339
                                                    --------         ---------         --------         ---------         --------
Earnings (Loss)
   per common share                                 $   0.13         $  (0.23)          $  0.01         $  (0.35)         $   0.34
                                                    --------         ---------         --------         ---------         --------
Cash dividends per
   common share                                                                                                            $  0.50
Weighted average common
   shares outstanding                                  9,609            9,700             9,762            9,765             9,765
                                                    --------         --------          --------         --------          --------
Balance Sheet Data:
   Working capital                                  $ 43,053         $ 39,825          $ 36,580         $ 37,113          $ 26,955
   Total assets                                      157,370          161,978           165,330          172,785           176,749
   Long-term debt,
      less current maturities                         21,099           25,536            29,933           40,933            38,908
Stockholders' equity                                 105,445          106,325           108,561          109,222           112,628
                                                    ========         ========          ========         ========          ========



Selected Financial Information                                               17

     Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
     The following table sets forth items in the Company's consolidated statements of income expressed as percentages of net sales for the years indicated and the percentage change in the dollar amount of such items compared to the prior period:

                                                                Percentage of Net Sales                         Percentage
                                                                  Years Ended June 30                    Increase        (Decrease)
                                                   ----------------------------------------------        --------------------------
                                                                                                          Fiscal            Fiscal
                                                                                                           1999              1998
                                                        1999             1998             1997           Over 1998        Over 1997
                                                   --------------------------------------------------------------------------------
Net sales                                              100.0%           100.0%           100.0%            (3.2)%             (.7)%
Cost of sales                                           92.8             96.1             95.10            (6.4)               .3
Gross profit                                             7.2              3.9              4.9             75.8             (20.0)
Selling, general and
   administrative expenses                               5.4              5.1              4.1              4.8              23.9
Other operating income (loss)                            0.1               .1               .2             36.0             (73.0)
                                                   --------------------------------------------------------------------------------
Income (Loss) from operations                            1.7             (1.1)             1.0            250.6            (211.9)
Other income (expense)                                  (0.7)             (.6)             (.9)            30.9              61.6
                                                   --------------------------------------------------------------------------------
Income before income taxes                               1.0             (1.7)              .1            156.8          (1,616.7)
Provision (Credit) for
   income taxes                                          0.4              (.7)              .04           156.9          (1,832.1)
                                                   --------------------------------------------------------------------------------
Net income (loss)                                        0.6%            (1.0)%             .06%          156.8%         (1,806.9)%
                                                   ================================================================================

Fiscal 1999 Compared to Fiscal 1998

     The Company's net income of $1,270,000 in fiscal 1999 represented a significant improvement over the net loss of $2,236,000 that was experienced in fiscal 1998. This improvement resulted primarily from lower raw material costs for wheat, corn and milo and increased productivity in the Company's wheat gluten processing operations. Reduced grain prices were due to high grain carryovers from abundant harvests during the spring, summer and early fall of 1998. Gluten production levels were raised partially in response to heightened market interest, but mainly in preparation to effectively satisfy future customer requirements resulting from an expected reduction in imports of subsidized and artificially priced wheat gluten from the European Union (E.U.).

     A more sizeable earnings improvement was prevented by decreased selling prices for both food grade and fuel grade alcohol, and the adverse effects of the E.U.'s breach of quota restrictions on imported gluten.

     On June 1, 1998, just one month prior to the start of the Company's 1999 fiscal year, the White House implemented a three-year annual quota on imports of foreign wheat gluten. This action was taken following a unanimous recommendation from the United States International Trade Commission (ITC). The White House additionally announced that international negotiations would be pursued to

18                                                       Midwest Grain Products
address the underlying cause of the increase in imports of wheat gluten, particularly from the E.U., or to otherwise alleviate injury to the domestic industry. Profits from their highly subsidized and protected wheat starch business have allowed E.U. producers to unload huge surpluses of wheat gluten, a co-product, in the U.S. market at prices sometimes below U.S. production costs. In recent years, this has forced domestic producers to drastically under-utilize production capacities and relinquish significant market share.

     Under the quota, imports of E.U. wheat gluten were limited to 54 million pounds for the year ending May 31, 1999. However, Department of Commerce data indicates that from June 1 through November 30, 1998, the E.U. exported approximately 24% more gluten to the U.S. than allowed for the full quota year ending May 31, 1999. The effects of the violations delayed the relief that the U.S. wheat gluten industry expected during the first year of the three-year quota.

     In response to the E.U.'s breach of the first year quota, President Clinton signed a proclamation on May 29, 1999 that reduced the E.U.'s second year quota to 45 million pounds. That amount is approximately 12 million pounds less than was originally allocated to the second year. More significantly, based on Customs records, it represents nearly 23 million pounds less than the actual amount of gluten the E.U. delivered into the U.S. market during the initial 12-month quota period.

     In addition to reducing the E.U.'s second year quota amount, the President's proclamation also provides preventive measures for possible future quota violations. Imports in excess of the second year quota must be charged against the quota for the third year. Any excess imports must be placed in a bonded warehouse until June 1, 2001 or exported. Additionally, the Secretary of the Treasury is authorized to take any necessary action to ensure that the quota is not violated in the third year.

     Although a level playing field failed to be established in fiscal 1999, the Company experienced some strengthening in demand for its wheat gluten and continued to realize gradual but steady growth in sales of its specialty wheat proteins.

     With a continuation of low grain costs, improved conditions in the vital wheat gluten market, growth in the specialty wheat protein and wheat starch markets, a realization of stable energy costs and improved production efficiencies, the Company expects to strengthen its competitive abilities and improve profitability going forward.

     Net sales in fiscal 1999 decreased by approximately $7.2 million compared to net sales in fiscal 1998. The decrease was principally due to lower selling prices for the Company's alcohol products and was partially offset by higher unit sales of fuel grade alcohol and wheat gluten products, including specialty wheat proteins. Sales of wheat starch were down slightly compared to starch sales in fiscal 1998.

     The increase in unit sales of the Company's fuel grade alcohol occurred as the Company shifted more of its alcohol production to this area due to decreased demand for food grade alcohol for beverage and industrial applications. However, the impact of the increased unit sales was softened by lower selling prices for fuel alcohol due to a surplus of that product. The decline in demand for food grade alcohol was caused mainly by the continuation of excess supplies throughout the industry. Sales of distillers feed, the principal by-product of the alcohol production process, were down compared to the prior year due to a decline in the selling price. Unit sales of this product were approximately even with the amount sold the prior year.

     The increase in wheat gluten sales occurred as the Company raised production levels in preparation for satisfying market requirements resulting from the expected realization of a fair competitive environment. Higher sales of specialty, value-added wheat gluten

Management's Discussion and Analysis                                          19

products also contributed to the increase in total gluten sales.

     Sales of wheat starch were affected by a decline in unit sales in the first
two  quarters  of  fiscal  1999.   Selling  prices  for  this  product  remained
essentially  unchanged  compared to selling  prices in fiscal 1998.

     The cost of sales in fiscal 1999 decreased by approximately $13.8 million compared to cost of sales in fiscal 1998. This occurred principally as the result of lower raw material costs for grain combined with reduced energy costs, lower maintenance and repair costs and decreased insurance costs.

     In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, the Company enters into commodity contracts to reduce or hedge the risk of future grain price increases. The contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of contract costs when contract positions are settled and as related products are sold. For fiscal 1999, raw material costs included a net loss of $3,470,000 on contracts settled during the year compared to a net gain of $243,000 for fiscal 1998.

     Selling, general and administrative expenses in fiscal 1999 increased by approximately $545,000 above selling, general and administrative expenses in fiscal 1998. The increase resulted mainly from higher costs related to product research and marketing promotional activities to strengthen the Company's development and sales of value-added specialty products made from wheat, along with increased bad debt expense relating to one customer. These increases were partially offset by reductions in costs associated with industry-related fees, commissions and professional services and the Company's employee benefit plans.

     The consolidated effective income tax rate is consistent for all periods. The general effects of inflation were minimal.

     As the result of the foregoing factors, the Company experienced net income of $1,270,000 in fiscal 1999 compared to a net loss of $2,236,000 in fiscal 1998.

Fiscal 1998 Compared to Fiscal 1997

        The Company's net loss of $2,236,000 in fiscal 1998 represented a substantial decrease from the prior year's net income of $131,000. This decline was mainly due to the effects of increased wheat gluten production in the face of adverse market conditions, together with a steady drop in selling prices for the Company's alcohol products.

        Massive imports of artificially-priced gluten from the European Union (E.U.) continued to place severe competitive pressures on the Company throughout the year. The decision to raise production levels was made to prepare to meet increased customer demand based on expectations of government action to create a more fair and stable competitive environment in the U.S. wheat gluten market.

        In addition, the Company intensified efforts to develop and market modified wheat gluten products in niches that would be less affected by foreign competition.

     The Company's production of food grade alcohol for beverage and industrial applications declined in fiscal 1998 compared to the prior year due to a decline in demand. The production of fuel grade alcohol, on the other hand, increased compared to fiscal 1997 as the result of greater utilization of distillery capacity at the Company's Pekin, Illinois plant. Prices for all of the Company's alcohol products decreased compared to the prior year's levels. Due partially to the effects of lower costs for corn and milo, the principal raw materials used in the Company's alcohol production process, prices for food grade alcohol decreased. Seasonal factors and increased supplies of alcohol throughout the industry also contributed to this decline. The fall in fuel alcohol prices was caused principally by a downturn in gasoline prices. As the result of the rise in total

20                                                       Midwest Grain Products

alcohol production, unit sales of distillers feed, the principal by-product of the distillation process, also grew compared to the prior year. However, prices for this product declined also, contributing to the Company's total earnings decrease.

        Conditions in the Company's premium wheat starch market remained favorable in fiscal 1998, resulting in increased production. The largest percentage of this increase occurred in the production of non-modified wheat starch, which generally is sold at a lower value than the Company's modified and specialty varieties. As a result, the average per unit sales price for wheat starch during the year was down compared to the prior year. Lower raw material costs for wheat, however, partially offset the reduced selling price.

        Net sales in fiscal 1998 were down approximately $1.5 million compared to sales in fiscal 1997. The decrease resulted mainly from lower selling prices for all principal products.

        The realization of higher fuel alcohol unit sales occurred from increased utilization of distillery capacity at the Company's Pekin, Illinois plant. This volume increase, however, was offset by a decline in selling prices, which tracked falling gasoline prices. Sales of food grade alcohol for beverage and industrial applications during the year were down compared to sales for the prior year. This was due to decreases in both unit sales and average prices. The lower prices reflected both a decline in demand and a reduction in raw material prices for corn and milo. Sales of distillers feed, a by-product of the alcohol production process, fell slightly as lower sales prices offset an increase in total units sold.

        Wheat gluten sales were higher than sales in fiscal 1997 as the Company increased production in preparation for satisfying market requirements resulting from the expected realization of a fair competitive environment. A decrease in wheat gluten selling prices compared to the prior year, however, offset the increased volume. Sales of wheat starch decreased modestly compared to fiscal 1997, as higher unit sales were largely offset by lower selling prices. The reduced selling prices resulted principally from a higher proportion of wheat starches being sold for non-specialty, commodity-type applications.

        The cost of sales in fiscal 1998 increased by approximately $720,000 compared to the cost of sales in fiscal 1997. This occurred primarily as the result of higher raw material, energy, and maintenance and repair costs associated with increased production volumes.

        In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, the Company enters into commodity contracts to reduce the risk of future grain price increases. These contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of contract costs when contract positions are settled and as related products are sold. For fiscal 1998, raw material costs included a net gain of $243,000 on contracts settled during the year compared to a net loss of $1,877,000 for fiscal 1997.

        Selling, general and administrative expenses in fiscal 1998 increased by approximately $2.2 million above selling, general and administrative expenses in fiscal 1997 due mainly to employee-related costs. The largest portion of those costs resulted from the termination of the Atchison plant union revised retirement plan to fund a newly established 401K plan for those same employees. The increase also resulted from the addition of research and marketing personnel, together with higher costs related to research and promotional activities to strengthen the Company's development and sales of value-added specialty products made from wheat.

     The consolidated effective income tax rate was consistent for all periods.

     The general effects of inflation were minimal.

     As the result of the foregoing factors, the Company experienced a net loss of $2,236,000 in fiscal 1998 compared to net income of $131,000 in fiscal 1997.

Management's Discussion and Analysis                                          21

Quarterly Financial Information

        Generally, the Company's sales have not been seasonal except for variations affecting fuel grade alcohol, beverage alcohol and gluten sales. In recent years, demand for fuel grade alcohol has tended to increase during the fall and winter to satisfy clean air standards during those periods. Beverage alcohol sales tend to peak in the fall as distributors order stocks for the holiday season, while gluten sales tend to increase during the second half of the fiscal year as demand increases for hot dog buns and similar bakery products. The Company may experience more significant fluctuations in quarterly sales during the next two years due to the annual quotas on gluten imports if exporters to the United States do not pro rate shipments throughout the year. The table below shows quarterly information for each of the years ended June 30, 1999 and 1998.

                                                                                    Quarter Ending
                                                    ------------------------------------------------------------------------------
                                                    Sept. 30          Dec. 31          March 31          June 30             Total
                                                    --------          -------          --------          -------             -----
(in thousands, except
   per share amounts)

Fiscal 1999
   Sales                                             $51,938          $53,917           $56,958          $53,288          $216,101
   Gross profit                                        4,429            6,074             3,315            1,661            15,479
   Net income (loss)                                     666            1,430               232          (1,058)             1,270
   Earnings (loss) per share                            0.07             0.15              0.02           (0.11)              0.13

Fiscal 1998
   Sales                                             $57,623          $55,847           $53,310          $56,474          $223,254
   Gross profit                                        2,611            3,819             2,319               52             8,801
   Net income (loss)                                    (235)             107              (438)          (1,670)           (2,236)
   Earnings (loss) per share                           (0.02)            0.01             (0.05)           (0.17)            (0.23)





















22                                                       Midwest Grain Products

Market Risk

        The Company produces its products from wheat, corn and milo and, as such, is sensitive to changes in commodity prices. Grain futures and/or options are used as a hedge to protect against fluctuations in the market. The table below provides information about the Company's inventory and futures contracts that are sensitive to changes in grain prices. For inventory, the table presents the carrying amount and fair value at June 30, 1999. For futures contracts, the table presents the notional amounts in bushels, the weighted average contract prices, and the total dollar contract amounts by expected maturity dates. Contract amounts are used to calculate the contractual payments and quantity of corn to be exchanged under the futures contracts.

                                                                                               As of June 30, 1999
                                                                             -----------------------------------------------

(in thousands)                                                                  Carrying Amount                   Fair Value
                                                                                ---------------                   ----------
Inventories
   Corn                                                                              $  979                         $  979
   Milo                                                                                 580                            646
   Wheat                                                                              3,371                          3,378
                                                                                     ======                         ======

                                                                             Expected Maturity                    Fair Value
                                                                             -----------------                    ----------
Contracts
   Corn options (long)(calls)
     Contract volumes (bushels)                                                2.55 million
     Price per bushel                                                                  $.15
     Contract amount                                                               $400,000                       $ 80,000
   Corn options (short)(puts)
     Contract volumes (bushels)                                                2.55 million
     Price of option per bushel                                                       $0.08
     Contract amount                                                               $200,000                       $320,000
                                                                               =============                      ========


















Management's Discussion and Analysis                                          23

Liquidity and Capital Resources

     The following table is presented as a measure of the Company's liquidity and financial condition:
                                                      June   30,
                                           ---------------------------------
(in thousands)                               1999                     1998
                                           -------                   -------
Cash and cash equivalents                  $ 4,054                   $ 4,723
Working capital                             43,053                    39,825
Amounts available under lines of credit     33,000                    30,000
Notes payable and long-term debt            23,532                    28,896
Stockholders' equity                       105,445                   106,325
                                           =======                   =======

        During fiscal 1999, The Company generated a $12.7 million positive cash flow from operations, which was used to reduce its debt, pay for capital additions and acquire treasury stock. Short-term liquidity continues to be impacted by the higher inventory requirements to meet anticipated customer needs for wheat gluten. As expected, the increased customer requirements result from the three-year import quota to create a more fair and stable competitive environment. The Company anticipates continuing to produce the higher volume levels of gluten into fiscal 2000.

        Short-term liquidity was also impacted by open market purchases of 174,100 shares of the Company's common stock. These purchases were made to fund the Company's stock option plans and for other corporate purposes.

     At June 30, 1999, the Company had $9.3 million committed to improvements and replacements of existing equipment.

     The Company continues to maintain a strong working capital position and a low debt-to-equity ratio while generating strong earnings before interest, taxes, and depreciation. Management believes this strong financial position and available lines of credit will allow the Company to effectively supply the increased customer needs for vital wheat gluten as market demand increases due to the effects of the quotas on imports of foreign wheat gluten, as well as its other products.

Year 2000 Readiness Disclosure

        Since 1996, the Company has recognized the need to configure its operations so that they will not be adversely impacted by internal Year 2000 software failures. New hardware and software have been acquired and installed for the core financial applications. All core financial modules have been tested successfully, installed and are currently in use. The total costs incurred were approximately $225,000.

        The Company also has surveyed its plant operations to determine which electrical and other instrumentation equipment relies on date-sensitive software and hardware. For those applications which have been identified, the Company has modified and tested the equipment. The external cost to convert and test the identified processes was less than $100,000.

        The Company has also surveyed key vendors and customers regarding their abilities to achieve Year 2000 compliance. Results of the surveys indicated these companies are knowledgeable of Year 2000 issues and are in the process of complying or already have complied.

        Although the Company believes that it is taking appropriate steps to address the Year 2000 readiness issue, there can be no assurance that its operations will not be negatively impacted in the year 2000. Additional actions that may be required in the year 2000 cannot presently be anticipated.

Forward-Looking Information

        This report contains forward-looking statements as well as historical information. Forward-looking statements are identified by or are associated with such words as "intend," "believe," "estimate," "expect," "anticipate," "hopeful" and similar expressions. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, Company performance and financial results and are not guarantees of future performance. The forward-looking statements are based on many assumptions and factors including those relating to grain prices, energy costs, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital and actions of governments. Any changes in the assumptions or factors could produce materially different results than those predicted and could impact stock values.




24                                                       Midwest Grain Products

Independent Accountants' Report

Board of Directors and Stockholders
Midwest Grain Products, Inc.
Atchison, Kansas

       We have audited the accompanying consolidated balance sheets of MIDWEST GRAIN PRODUCTS, INC. as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MIDWEST GRAIN PRODUCTS, INC. as of June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

s/Baird, Kurtz & Dobson
BAIRD, KURTZ & DOBSON


Kansas City, Missouri
July 30, 1999



















Independent Accountants' Report                                              25

CONSOLIDATED STATEMENTS OF INCOME

                                                                                                     Years ended June 30
                                                                                      --------------------------------------------
                                                                                           1999             1998              1997
                                                                                           ----             ----              ----
(in thousands, except per share amounts)
Net sales                                                                              $216,101         $223,254          $224,733
Cost of sales                                                                           200,622          214,453           213,733
                                                                                       --------         --------          --------
Gross profit                                                                             15,479            8,801            11,000
Selling, general & administrative expenses                                               11,908           11,363             9,169
                                                                                       --------         --------          --------
                                                                                          3,571          (2,562)             1,831
Other operating income                                                                      136              100               370
                                                                                       --------         --------          --------
Income (Loss) from operations                                                             3,707          (2,462)             2,201
Other income, net                                                                           350              658               618
Interest expense                                                                         (1,959)          (1,887)           (2,604)
                                                                                       --------         --------          --------
Income (Loss) before income taxes                                                         2,098           (3,691)              215
Provision (Credit) for income taxes                                                         828           (1,455)               84
                                                                                       --------         --------          --------
Net income (loss)                                                                      $  1,270         $ (2,236)         $    131
                                                                                       ========         ========          ========
Earnings (Loss) per common share                                                       $   0.13         $  (0.23)          $  0.01
                                                                                       ========         ========          ========


























26                                                       Midwest Grain Products

CONSOLIDATED BALANCE SHEETS

                                                                                                           Years ended June 30
                                                                                                      ----------------------------
(in thousands)                                                                                              1999           1998
                                                                                                            ----           ----
ASSETS
Current Assets
   Cash and cash equivalents                                                                           $   4,054      $   4,723
   Receivables (less allowance for doubtful accounts; 1999 and 1998--$285)                                26,656         26,369
   Inventories                                                                                            24,450         20,430
   Prepaid expenses                                                                                        1,174            753
   Deferred income taxes                                                                                   3,034          2,343
   Income taxes receivable                                                                                                1,334
                                                                                                        --------       --------
      Total Current Assets                                                                                59,368         55,952
                                                                                                        --------       --------
Property & equipment, at cost                                                                            224,381        218,590
   Less accumulated depreciation                                                                         126,465        112,976
                                                                                                        --------       --------
Property & equipment, net                                                                                 97,916        105,614
                                                                                                        --------       --------
Other assets                                                                                                  86            412
                                                                                                        --------       --------
Total Assets                                                                                           $ 157,370      $ 161,978
                                                                                                        ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Notes payable                                                                                                      $   1,000
   Current maturities of long-term debt                                                                $   2,433          2,360
   Accounts payable                                                                                        9,129          9,072
   Accrued expenses                                                                                        4,296          3,695
   Income taxes payable                                                                                      457
                                                                                                        --------       --------
      Total Current Liabilities                                                                           16,315         16,127
                                                                                                        --------       --------
Long-term debt                                                                                            21,099         25,536
                                                                                                        --------       --------
Post-retirement benefits                                                                                   6,312          6,520
                                                                                                        --------       --------
Deferred income taxes                                                                                      8,199          7,470
                                                                                                        --------       --------
Stockholders' equity
   Capital stock
      Preferred, 5% non-cumulative, $10 par value; authorized
         1,000 shares; issued and outstanding 437 shares                                                       4              4
      Common, no par; authorized 20,000,000 shares; issued 9,765,172 shares                                6,715          6,715
   Additional paid-in capital                                                                              2,485          2,485
   Retained earnings                                                                                      99,183         97,913
                                                                                                        --------       --------
                                                                                                         108,387        107,117
   Treasury stock, at cost
      Common; 1999--239,100 shares; 1998--65,000 shares                                                   (2,942)          (792)
                                                                                                        --------       --------
Total stockholders' equity                                                                               105,445        106,325
                                                                                                        --------       --------
Total liabilities and stockholders' equity                                                             $ 157,370      $ 161,978
                                                                                                        ========       ========

See Notes to Consolidated Financial Statements
Financial Review                                                             27

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                             Years ended June 30
                                             --------------------------------------------------------------------------------------
                                                                            Additional
                                              Preferred        Common        Paid-In        Retained        Treasury
                                                  Stock         Stock        Capital        Earnings           Stock          Total
                                              ---------        ------        -------        --------        --------          -----
 (in thousands)
Balance, June 30, 1996                               $4        $6,715        $2,485         $100,018                       $109,222
   Purchase of treasury stock                                                                                $ (792)           (792)
   1997 net income                                                                               131                            131
                                              ---------        ------        ------         --------         ------        --------
Balance, June 30, 1997                                4         6,715         2,485          100,149           (792)        108,561
   1998 net loss                                                                              (2,236)                        (2,236)
                                              ---------        ------        ------         --------         -------       --------
Balance, June 30, 1998                                4         6,715         2,485           97,913           (792)        106,325
   Purchase of treasury stock                                                                                (2,150)         (2,150)
   1999 net income                                                                             1,270                          1,270
                                              ---------       -------        ------         --------        --------       --------
Balance, June 30, 1999                               $4        $6,715        $2,485        $  99,183        $(2,942)       $105,445
                                              =========       =======        ======        =========        ========       ========


See Notes to Consolidated Financial Statements




























28                                                       Midwest Grain Products

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    Years ended June 30
                                                                                     --------------------------------------------
                                                                                           1999             1998            1997
                                                                                           ----             ----            ----
(in thousands)
Cash Flows From Operating Activities
   Net income (loss)                                                                 $    1,270         $ (2,236)        $   131
   Items not requiring (providing) cash:
      Depreciation                                                                       13,604           13,892          14,041
      Gain on sale of assets                                                                (19)              (2)            (18)
      Deferred income taxes                                                                  38             (172)            236
   Changes in:
      Accounts receivable                                                                  (287)             (93)         (7,911)
      Inventories                                                                        (4,020)          (5,430)          4,913
      Accounts payable                                                                       38              847           1,578
      Income taxes (receivable) payable                                                   1,791           (1,107)          2,836
      Other                                                                                 298             (183)            618
                                                                                       --------         --------         --------
   Net cash provided by operating activities                                             12,713            5,516          16,424
                                                                                       --------         --------         --------
Cash Flows From Investing Activities
   Additions to property & equipment                                                     (6,054)          (4,765)         (3,491)
   Proceeds from sale of equipment                                                           31                4             105
                                                                                       --------         --------         --------
   Net cash used in investing activities                                                 (6,023)          (4,761)         (3,386)
                                                                                       --------         --------         --------
Cash Flows From Financing Activities
   Purchase of treasury stock                                                            (1,995)                            (792)
   Principle payments on long-term debt                                                  (5,364)          (2,037)        (10,000)
                                                                                       --------         ---------        --------
   Net cash (used in) financing activities                                               (7,359)          (2,037)        (10,792)
                                                                                       --------         ---------        --------
Increase (Decrease) in Cash & Cash Equivalents                                             (669)          (1,282)          2,246
Cash & Cash Equivalents, Beginning of Year                                                4,723            6,005           3,759
                                                                                       --------         ---------        --------
Cash & Cash Equivalents, End of Year                                                    $ 4,054          $ 4,723        $  6,005
                                                                                       ========         =========       =========

See Notes to Consolidated Financial Statements











Financial Review                                                             29

Notes to Consolidated Financial Statements

Note 1:  Nature of Operations and Summary of Significant Accounting Policies

        * Nature of Operations. The activities of Midwest Grain Products, Inc. and its subsidiaries consist of the processing of wheat, corn and milo into a variety of products through an integrated production process. The process produces wheat gluten products, which include vital wheat gluten and specialty wheat proteins; premium wheat starch; alcohol products; and flour mill products. The Company sells its products on normal credit terms to customers in a variety of industries located primarily throughout the United States. Through its wholly-owned subsidiaries, the Company operates in Atchison, Kansas and Pekin, Illinois (Midwest Grain Products of Illinois, Inc.). Additionally, Midwest Grain Pipeline, Inc., another wholly-owned subsidiary, supplies natural gas to the Company's Atchison plant.

     * Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     * Principles of Consolidation. The consolidated financial statements include the accounts of Midwest Grain Products, Inc. and all subsidiaries. All significant inter- company balances and transactions have been eliminated in consolidation.


     * Inventories. Inventories are stated at the lower of cost or market on the first-in, first-out (FIFO) method. In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, Midwest Grain Products, Inc. enters into commodity contracts to reduce the risk of future grain price increases. These contracts, including those terminated early, are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of product cost when contract positions are settled and as related products are sold. If grain requirements fall below anticipated needs and open contract levels, then gains and losses are recognized immediately for the excess open contract levels. At June 30, 1999, Midwest Grain Products, Inc. had entered into contracts hedging future corn prices through the first quarter of fiscal 2000.

     * Property and Equipment. Depreciation is computed using both straight-line and accelerated methods over the following estimated useful lives: Buildings and improvements 20-30 years Transportation equipment 5-6 years Machinery and equipment 10-12 years.

     * Earnings Per Common Share. Earnings per common share data is based upon the weighted average number of common shares totaling 9,608,769 for 1999, 9,700,172 for 1998 and 9,761,967 for 1997. The effect of employee stock options, which were the only potentially dilutive securities held by the Company, was anti-dilutive each of the three years.

     * Cash Equivalents. The Company considers all liquid investments with maturities of three months or less to be cash equivalents.

     * Income Taxes. Deferred tax liabilities and assets are recognized for the tax effect of the differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Note 2  : Inventories

Inventories consist of the following:
                                                             June 30,
                                                    -------------------------
(in thousands)                                          1999             1998
                                                    --------          -------
Alcohol                                              $ 5,164          $ 6,884
Unprocessed grain                                      6,914            6,398
Operating supplies                                     4,305            3,554
Gluten                                                 6,710            2,382
By-products and other                                  1,357            1,212
                                                    --------         --------
                                                    $ 24,450         $ 20,430
                                                    ========         ========

30                                                       Midwest Grain Products

Note 3: Property and Equipment
        Property and equipment consists of the following:
                                                              June 30,
                                                   --------------------------
                                                      1999             1998
                                                   ---------         --------
(in thousands)
Land, buildings and
   improvements                                     $ 17,794         $ 17,411
Transportation equipment                               1,152            1,180
Machinery and equipment                              198,957          196,903
Construction in progress                               6,478            3,096
                                                   ---------         --------
                                                     224,381          218,590
Less accumulated
   depreciation                                      126,465          112,976
                                                   ---------         --------
                                                    $ 97,916         $105,614
                                                   =========         ========



Note 4: Accrued Expenses
        Accrued expenses consist of the following:
                                                              June 30,
                                                   --------------------------
                                                        1999           1998
                                                     --------         -------
(in thousands)
Excise taxes                                        $    540         $    239
Employee benefit plans
   (Note 10)                                           1,466              973
Salaries and wages                                       870              784
Property taxes                                           541              525
Insurance                                                222              454
Interest                                                 642              696
Other expenses                                            15               24
                                                    --------         --------
                                                    $  4,296         $  3,695
                                                    ========         ========

Note 5: Long-Term Debt

        Long-term debt consists of the following:
                                                              June 30,
                                                    -------------------------
                                                        1999           1998
                                                    --------         --------
 (in thousands)
Senior notes payable                                $ 22,727         $ 25,000
Line of credit                                             0            2,000
Other                                                    805              896
                                                    --------         --------
                                                      23,532           27,896
Less current maturities                                2,433            2,360
                                                   ---------         --------
Long-term portion                                   $ 21,099         $ 25,536
                                                   =========         ========

     The unsecured senior notes are payable in annual installments of $2,273,000 from 1999 through 2008 with the final principal payment of $2,270,000 due in 2009. Interest is payable semiannually at 6.68% per annum for the fifteen-year term of the notes.

        At June 30, 1999, the Company had a $27 million unsecured revolving line of credit expiring on November 1, 2000, with interest at 1% below prime on which there were no borrowings at June 30, 1999 and $2.0 million in borrowings at June 30, 1998. All other terms remain the same. The Company had three additional lines of credit totaling $6.0 million expiring on dates through April 29, 2000, with interest rates varying from prime to 1% below prime on which there were no borrowings at June 30, 1999 and $1.0 million in borrowings at June 30, 1998.

        In connection with the above borrowings, the Company, among other covenants, is required to maintain certain financial ratios, including a current ratio of 1.5 to 1, minimum consolidated tangible net worth of $78 million and debt service coverage ratio of 3.0 to 1.

        The fair value of the senior notes payable debt, based upon the borrowing rate of 7.62% at June 30, 1999, was $22,100,000.

     Aggregate annual maturities of long-term debt at June 30, 1999 are as follows:

(in thousands)
2000                                      $  2,433
2001                                         2,418
2002                                         2,273
2003                                         2,273
2004                                         2,273
Thereafter                                  11,862
                                         ---------
                                           $23,532
                                         =========





Notes to Consolidated Financial Statements                                    31

Note 6: Income Taxes

     The provisions (credit) for income taxes is comprised of the following:

                                         Years Ended June 30,
                                     --------------------------
                                     1999       1998       1997
                                     ----       ----       ----
 (in thousands)
Income taxes currently
   payable (receivable)              $790     $(1,627)    $(152)
Income taxes deferred                  38         172       236
                                     ----     --------    ------
                                     $828     $(1,455)    $  84
                                     ====     ========    ======

     The tax effects of temporary differences related to deferred taxes shown on
the   consolidated   balance   sheets  are  as  follows:

                                                             June  30,
                                                    ------------------------
                                                        1999          1998
                                                      --------      --------
(in  thousands)
Deferred  tax assets:
  Accrued employee benefits                           $  141         $  101
  Post-retirement liability                            2,462          2,543
  Insurance accruals                                     551            578
  Federal operating loss carryforwards                   657            828
  State operating loss carryforwards                   1,001            826
  Alternative  minimum tax                             2,294          1,644
  Other                                                  753            504
                                                      ------         ------
                                                       7,859          7,024
                                                      ------         ------

Deferred tax liabilities:
  Accumulated depreciation                           (12,737)       (11,823)
  Deferred gain on involuntary conversion               (287)          (328)
                                                    ---------      ---------
                                                    $(13,024)      $(12,151)
                                                    ---------      ---------

Net deferred tax liability                          $ (5,165)      $ (5,127)
                                                    =========      =========

     The above net deferred tax liability is presented on the consolidated balance sheets as follows:
                                                             June 30,
                                                    ---------------------------
(in thousands)                                        1999              1998
                                                    -------           --------
Deferred tax asset--current                         $ 3,034           $ 2,343
Deferred tax liability--long-term                    (8,199)           (7,470)
                                                    --------          --------
Net deferred tax liability                          $(5,165)          $(5,127)
                                                    ========          ========

        No valuation allowance has been recorded at June 30, 1999 or 1998.

       A reconciliation of the provision for income taxes at the normal statutory federal rate to the provision (credit) included in the accompanying consolidated statements of operations is shown below:

                                  Years Ended June 30,
                              ---------------------------
                              1999        1998       1997
                              ---------------------------
(in thousands)
"Expected" provision
   (credit) at federal
   statutory rate (34%)       $714     $(1,255)       $73
Increases (decreases)
   resulting from:
     Effect of state
        income taxes            78        (195)         9
     Other                      36          (5)         2
                              ----     --------       ---
Provision (credit) for
   income taxes               $828     $(1,455)       $84
                              ====     ========       ===



Note 7: Capital Stock

        The Common Stock is entitled to elect four out of the nine members of the Board of Directors, while the Preferred Stock is entitled to elect the remaining five directors. Holders of Common Stock are not entitled to vote with respect to a merger, dissolution, lease, exchange or sale of substantially all of the Company's assets, or on an amendment to the Articles of Incorporation, unless such action would increase or decrease the authorized shares or par value of the Common or Preferred Stock, or change the powers, preferences or special rights of the Common or Preferred Stock so as to affect the holders of Common Stock adversely.


















32                                                       Midwest Grain Products

Note 8: Other Operating Income (Expense)

        Other operating income (expense) consists of the following:

                                               Years Ended June 30,
                                      ----------------------------------------
                                      1999             1998               1997
                                      ----             ----               ----
(in thousands)
Truck operations                      $108             $(95)             $342
Warehousing and
   storage operations                  (10)               6               (13)
Miscellaneous                           38              (11)               41
                                      -----            -----             -----
                                      $136             $100              $370
                                      =====            =====             =====

Note 9: Energy Commitment

        During fiscal 1995, the Company negotiated a 15-year agreement to purchase steam heat and electricity from a utility for its Illinois operations. Steam heat is being purchased for a minimum monthly charge of $114,000, with a declining fixed charge for purchases in excess of the minimum usage. Electricity purchases will occur at fixed rates through May 31, 2002. In connection with the agreement, the Company leased land to the utility company for 15 years so it could construct a co-generation plant at the Company's Illinois facility. The Company has also agreed to reimburse the utility for the net book value of the plant if the lease is not renewed for an additional 19 years. The estimated net book value of the plant would be $10.6 million at that date.

Note 10: Employee Benefit Plans

        Pension Plan. Prior to June 30, 1998, the Company had a noncontributory defined benefit pension plan covering union employees. The plan provided benefits based on the participants' years of service.

        During 1998, the Company terminated the plan and transferred the assets into a newly formed 401(k) profit sharing plan. The pension cost for 1998, including the cost of termination, amounted to $694,000.

        Pension cost for 1997 included the following components:

                                                       Year Ended June 30,1997
                                                       -----------------------
 (in thousands)
Service cost-benefits earned during year                       $   43
Interest cost on projected benefit obligation                     158
Actual investment income earned on plan assets                   (358)
Amortization of transition liability and difference
   between actual and expected return on plan assets              219
                                                               ------
Pension cost                                                   $   62
                                                               ======

        Employee Stock Ownership Plans. The Company and its subsidiaries have employee stock ownership plans covering all employees after certain eligibility requirements are met. Contributions to the plans totaled $947,000, $785,000 and $726,000 for the years ended June 30, 1999, 1998 and 1997, respectively. Contributions are made in the form of cash and/or additional shares of common stock.

        401(k) Profit Sharing Plans. During 1998, the Company and its subsidiaries formed 401(k) profit sharing plans covering all employees after certain eligibility requirements are met. Contributions for 1999 and 1998 totaled $215,000 for each year.
















































Notes to Consolidated Financial Statements                                   33

     Post-Retirement  Benefit  Plan.  The Company and its  subsidiaries  provide
certain   post-retirement  health  care  and  life  insurance  benefits  to  all employees. The liability for such benefits is unfunded.

     The status of the Company's plans at June 30, 1999 and 1998 was as follows:

                                                             June 30,
                                                     --------------------------
                                                      1999              1998
                                                     -----             -----
(in thousands)
Accumulated post-retirement benefit obligation:
     Retirees                                        $3,720            $3,561
     Active plan participants                         2,473             1,891
Unfunded accumulated obligation                       6,193             5,452
Unrecognized actuarial gain                             119             1,068
                                                     ------            ------
Accrued post-retirement
   benefit cost                                      $6,312            $6,520
                                                     ======            ======

        Net post-retirement benefit cost included the following components:

                                                       June 30,
                                               ------------------------
                                               1999      1998     1997
                                               -----     -----    -----
(in thousands)
Service cost                                   $110      $101     $100
Interest cost                                   323       346      353
(Gain) loss amortization                        (27)      (34)     (23)
                                               -----     -----    -----
                                               $406      $413     $430
                                               =====     =====    =====

        The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 9.25% (compared to 9.5% assumed for 1998) reducing to 7.75% over seven years and 6.0% over 14 years. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $410,000 at June 30, 1999, and the service and interest cost by $50,000 for the year then ended.

        A weighted average discount rate of 7.25% was used in determining the accumulated benefit obligation.

        Stock Options. The Company has three stock option plans, the Stock Incentive Plan of 1996 ("The 1996 Plan"), the Stock Option Plan for Outside Directors ("The Directors Plan"), and the 1998 Stock Incentive Plan for Salaried Employees ("The Salaried Plan"). These Plans permit the issuance of stock awards, stock options and stock appreciation rights to salaried employees and outside directors of the Company. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost been determined consistent with FASB Statement No. 123, the Company's 1999 and 1998 net income and earnings per share would have been reduced to the following pro forma amounts:

                                       1999              1998             1997
                                     -------           -------          -------
Net Income (loss):
   As Reported                       $1,270           $(2,236)          $  131
   Pro Forma                         $  697           $(2,575)          $  (82)
Basis Earnings Per Share:
   As Reported                       $  .13           $  (.23)          $  .01
   Pro Forma                         $  .07           $  (.26)          $ (.01)
Diluted EPS:
   As Reported                       $  .13           $  (.23)          $  .01
   Pro Forma                         $  .07           $  (.26)          $ (.01)


        Under the 1996 Plan, the Company may grant incentives for up to 600,000 shares of the Company's common stock to key employees. The term of each award is determined by the committee of the Board of Directors charged with administering the 1996 Plan. Under the terms of the 1996 Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. Through June 30, 1999, the Company has granted incentive stock options to purchase 352,000 shares. The options become exercisable in yearly increments through January, 2003. They have ten-year terms and have exercise prices equal to fair market value on the date of grant.

        Under the Directors Plan, each non-employee or "outside" director of the Company receives on the day after each annual meeting of stockholders an option to purchase 1,000 shares of the Company's common stock at a price equal to the fair market value of the Company's common stock on such date. Options become exercisable on the 184th day following the date of grant and expire not later than ten years after the date of grant. Subject to certain adjustments, a total of 90,000 shares are reserved for annual grants under the Plan. Through June 30, 1999, the Company has granted options to purchase 21,000 shares, all of which were exercisable as of June 30, 1999.























34                                                       Midwest Grain Products

        Under the Salaried Plan, the Company may grant stock incentives for up to 300,000 shares of the Company's common stock to full-time salaried employees. The Salaried Plan provides that the amount, recipients, timing and terms of each award be determined by the Committee of the Board of Directors charged with administering the Salaried Plan. Under the terms of the Salaried Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. Through June 30, 1999, the Company has granted incentive stock options on 171,360 shares. The options become exercisable in yearly increments through March, 2003. They have ten-year terms and have exercise prices equal to fair market value on the date of grant.

     A summary of the status of the Company's three stock option plans at June 30, 1999, 1998 and 1997 and changes during the years then ended is presented below:


                                                1999                                1998                             1997
                                          --------------------               -------------------              --------------------
                                                      Weighted                          Weighted                          Weighted
                                                       Average                           Average                           Average
                                                      Exercise                          Exercise                          Exercise
                                          Shares         Price               Shares        Price              Shares        Price
                                          ------      --------               ------     --------              ------      --------
Outstanding,
   Beginning of Year                     441,360        $14.04              183,500       $14.68               90,000       $14.00
Granted                                  103,500         12.43              257,860        13.60               93,500        15.32
Exercised
                                         -------        ------              -------       ------              -------       ------
Outstanding,
   End of Year                           544,860        $13.74              441,360       $14.04              183,500       $14.68
                                         =======        ======              =======       ======              =======       ======


        These are comprised as follows:
                                                 Remaining           Shares
                                               Contractual        Exercisable
                                 Exercise          Life           at June 30,
                    Shares         Price          (Years)               1999
                    ------      ---------      -----------        -----------
1996                90,000       $14.00            6.5               69,250
Plan                86,500       $15.25            7.5               45,000
                    79,500       $13.75            8.5               19,875
                    96,500       $12.50            9.5
Directors'           7,000       $16.25            7.25               7,000
Plan                 7,000       $14.25            8.25               7,000
                     7,000       $11.75            9.25               7,000
Salaried
Plan               171,360       $13.50            8.67              42,840
                   -------                                          -------
                   544,860                                          197,965
                   =======                                          =======

        The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for the year ended June 30, 1999: Risk free interest rate of 5.81%; expected dividend yield of 0%; expected volatility of 47%; expected life of ten years.

Note 11: Operating Leases

        The Company has several noncancellable operating leases for railcars which expire from November 1999 through November 2003. The leases generally require the Company to pay all service costs associated with the railcars. Rental payments include minimum rentals plus contingent amounts based on mileage.

        Future minimum lease payments at June 30, 1999 are as follows:


(in thousands)
2000                                                    $2,263
2001                                                     2,139
2002                                                     1,146
2003                                                       640
2004                                                       147
                                                        ------
Future minimum lease payments                           $6,335
                                                        ======

        Rental expense for all operating leases with terms longer than one month totaled $3,305,235, $1,488,554 and $1,438,466 for the years ended June 30, 1999,
1998 and 1997, respectively.



























Notes to Consolidated Financial Statements                                   35

Note 12: Significant Estimates and Concentrations

        Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain significant concentrations. Those matters include the following:

     * A majority of the Company's labor force is covered by collective bargaining agreements which expire August 31, 1999 at the Atchison plant and on November 1, 2000 at the Pekin plant.

     * Under its self-insurance plan, the Company accrues the estimated expense of health care and workers' compensation claims costs based on claims filed subsequent to year-end and an additional amount for incurred but not yet reported claims based on prior experience. An accrual for such costs of $222,000 is included in the accompanying 1999 financial statements. Claims payments based on actual claims ultimately filed could differ materially from these estimates.

Note 13: Operating Information

        The Company is comprised of one segment: the processing and marketing of products derived from wheat, corn and milo through a single integrated production process. Product group sales for the years ended June 30, are summarized as follows:
                                   1999             1998              1997
                                --------          --------         --------
 (in thousands)
Wheat gluten products           $ 56,153          $ 42,489         $ 39,968
Premium wheat starch              27,173            27,791           29,935
Alcohol products                 129,729           147,957          150,667
Flour and other mill products      3,046             5,017            4,163
                                --------          --------         --------
                                $216,101          $223,254         $224,733
                                ========          ========         ========

        During the years ended June 30, 1999, 1998 and 1997, the Company had sales to one customer accounting for approximately 12.0%, 10.5% and 8.2%, respectively, of consolidated sales.

Note 14: Additional Cash Flows Information

                                                          Years Ended June 30,
                                            ----------------------------------------------
                                                 1999             1998            1997
                                              --------          -------         -------
(in thousands)
Investing and Non-cash
   Financing Activities:
   Purchase of property and equipment in
      accounts payable                        $  136            $   29          $   211
   Purchase of treasury stock
      in accounts payable                     $  155
Additional Cash Payment Information:
   Interest paid (net of
      amount capitalized)                     $2,013            $1,887          $ 1,909
   Income taxes paid
      (refunded)                             $(1,001)           $ (178)         $(2,986)
                                             ========           =======        =========

Note 15: Contingencies

        There are various legal proceedings involving the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the consolidated financial position or operations of the Company.



















































36                                                       Midwest Grain Products